August 24, 2006
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: William Friar, Esq.

RE:	First Charter Corporation
Registration Statement on Form S-4 (File No. 333-135847)
Dear Mr. Friar:
     On behalf of First Charter Corporation, a North Carolina corporation (the “Registrant”) and pursuant to our conversation of August 23, 2006, attached hereto as Exhibit A please find a proposed revised draft of the Comparative Per Share Data table (the “Table”), which originally appeared as page 13 of the Registrant’s Registration Statement on Form S-4 (File No. 333-135847) filed with the Securities and Exchange Commission on July 18, 2006 (the “S-4”). In accordance with our prior conversation, we have revised the “Per Equivalent GBC Share” column of the Table so that it now reflects the pro forma information presented on a per equivalent share basis by giving effect to the exchange ratio only. We also have updated the Table to reflect the second quarter results of both the Registrant and GBC Bancorp, Inc. We believe that the revisions to the Table are consistent with our prior conversation. It is possible that the actual numbers included in the Table will change slightly prior to filing as the accountants complete their work on the pro forma adjustments; however, the methodology that will be used will be consistent with the attached Table.
     As we discussed, we intend to file Amendment No. 1 to the S-4 the morning of August 30, 2006. We also plan to request that Amendment No. 1 be declared effective the afternoon of August 30 and, accordingly, we will submit an acceleration request 48 hours in advance of our targeted effective time. We intend to commence the mailing of the Proxy Statement/Prospectus contained in Amendment No. 1 on or about September 1, 2006.
     Please call the undersigned at 704-343-2149 if you have any questions with respect to this correspondence or if you have any additional thoughts or guidance with respect to the Table. We very much appreciate your input.
Very truly yours,
/s/ RICHARD W. VIOLA
Richard W. Viola
RWV/dba
cc:       First Charter Corporation

Exhibit A

COMPARATIVE PER SHARE DATA

The following table sets forth for First Charter common stock and GBC common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2005, in the case of the net income and dividends declared data. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of GBC at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Accounting Treatment.” The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the Securities and Exchange Commission, which we refer to as the SEC. See “Where You Can Find More Information.”

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been if our companies had combined during these periods. The Comparative Per Share Data Table for the six months ended June 30, 2006 and the year ended December 31, 2005 combines the historical income per share data of First Charter and subsidiaries and GBC and subsidiaries giving effect to the merger as if the merger had become effective on January 1, 2005, using the purchase method of accounting. Upon completion of the merger, the operating results of GBC will be reflected in the consolidated financial statements of First Charter on a prospective basis.

	First		Pro	Per
	Charter	GBC	Forma	Equivalent
	Historical	Historical	Combined	GBC Share(1)

Net income from continuing operations for the twelve months ended December 31, 2005:
Basic	$0.83	$3.54	$0.89	$1.77
Diluted	$0.82	$3.17	$0.88	$1.75
Net income from continuing operations for the six months ended June 30, 2006:
Basic	$0.74	$2.01	$0.76	$1.51
Diluted	$0.74	$1.85	$0.75	$1.49
Dividends Paid:
For the twelve months ended December 31, 2005	$0.76	—	$0.76	$1.51
For the six months ended June 30, 2006	$0.385	—	$0.385	$0.77
Book Value:
As of December 31, 2005	$10.53	$18.61	$11.86	$23.58
As of June 30, 2006	$10.80	$19.21	$11.95	$23.77

(1)	Reflects GBC shares at the exchange ratio of 1.989.

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